                                                                     EXHIBIT 2.5

                              EMPLOYMENT AGREEMENT

            This Employment Agreement ("Agreement") is made and entered into as of this ______th day of January 1999, to become effective at the time set forth in Section 1 hereof, between eSoft, Inc., a Delaware corporation (the "Company"), and Tom Loutzenheiser, an individual person (the "Executive").

                                    RECITAL

            A. The Company desires to employ the Executive as VICE PRESIDENT OF PRODUCT DEVELOPMENT, and the Executive desires to be employed by the Company in such position upon the terms and conditions set forth in this Agreement.

            B. The Executive acknowledges that during the course of the Executive's employment the Executive will receive or be exposed to certain confidential information and trade secrets (collectively referred to as "Confidential Information") of the Company. The Executive also acknowledges that this Confidential Information is among the Company's most important assets and that the value of this Confidential Information would be diminished or extinguished by disclosure.

                                   AGREEMENT

            In consideration of the mutual promises contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

            1. Employment; Position; Term. The Company hereby employs the Executive and the Executive hereby accepts employment with the Company in the capacity of VICE PRESIDENT OF PRODUCT DEVELOPMENT. Subject to Section 4, the term of Executive's employment under this Agreement (the "Term") shall be for twenty-four (24) months, beginning on the first calendar day following the date on which the Company acquires Apexx Technology, Inc.

            2. Duties, Responsibilities and Authority. In the capacity as VICE PRESIDENT OF PRODUCT DEVELOPMENT for the Company, the Executive shall have primary responsibility for product management, product development, and technical support, as well as providing general management functions for the Boise, Idaho location for the Company. The Executive shall report to and be subject to the direction and control of the President of the Company. The Executive shall devote substantially all of Executive's full professional and managerial time and effort to the performance of the duties as VICE PRESIDENT OF PRODUCT DEVELOPMENT and shall not engage in other business activity or activities which, in the reasonable good-faith judgement of the President of the Company, conflict with the performance of duties under this Agreement.

            3. Compensation

               (a) Salary. For services rendered under this Agreement, the Company shall pay the Executive a salary at the rate of $9,166.00 per month.

               (b) Bonus. The Executive shall be eligible to receive a performance bonus based upon mutually agreed company and department performance criteria for each fiscal quarter of the Company completed during the term of this Agreement. The target bonus pay at 100% of attainment is $12,500 per quarter. The payment of the Executive's incentive pay shall be made as soon as practicable but no later than sixty (60) days following the end of the quarter.

               (c) Stock Options. The Executive will be granted incentive stock options pursuant to the Company's Stock Option Plan to purchase up to 50,000 shares of the Company's common stock at an exercise price equal to the fair market value of the Company's common stock on the day of the grant, subject to board approval. The day of the grant will be the first calendar day following the date on which the Company acquires Apexx Technology, Inc. Shares shall vest over a 36 month period with no vesting until the beginning of the eighth month at which time seven-thirty-sixths (7/36) of the options will vest, and then one-thirty-sixth (1/36) will vest after the beginning of each month thereafter. Vesting shall occur as long as the Executive remains an employee of the Company. The options, once vested shall have an expiration date of 4 years from the date of grant of the option. In addition, the Executive may participate in stock option programs of the Company upon such terms as the administrators of such programs in their discretion determine.

               (d) Annual Review. The Executive's salary, bonus, options and terms of the severance in Section 7 of this Agreement shall be reviewed annually beginning January 1, 2000 and may be increased as the Board deems appropriate, but shall not be decreased during the term without mutual agreement.

               (e) Benefits and Vacation. The Executive shall be eligible to participate in such insurance programs (health, disability or life) or such other health, dental, retirement or similar employee benefits programs as the Board may approve, on a basis comparable to that available to other officers and executive employees of the Company. The Executive shall be entitled to a minimum of three (3) weeks of paid vacation per year. Vacation time may be accumulated for up to one year beyond the year for which it is accrued and may be used any time during such year. Any vacation time not used during such additional year shall be forfeited. The value of any accrued but unused and unforfeited vacation time shall be paid in cash to the Executive upon termination of Executive's employment for any reason.

               (f) Reimbursement of Expenses. The Company shall reimburse the Executive in a timely manner for all reasonable out-of-pocket expenses incurred by the Executive in connection with the performance of Executive's duties under this Agreement; provided that the Executive presents to the Company an itemized accounting of such expenses including reasonable supporting data.

            4. Termination.

               (a) Termination by the Company without Cause. Notwithstanding anything to the contrary contained herein but subject to Section 7 hereof, the Company may, by delivering thirty (30) days' prior written notice to the Executive, terminate the Executive's employment at any time without Cause (as hereinafter defined).

               (b) Termination by the Executive without Cause. Notwithstanding anything to the contrary contained herein but subject to Section 7 hereof, the Executive may, by delivering thirty (30) days' prior written notice to the Company, terminate the Executive's employment hereunder.

               (c) Termination by the Company for Cause. The Company may terminate the Executive's employment for Cause immediately upon written notice stating the basis for such termination. "Cause" for termination of the Executive's employment shall only be deemed to exist if the Executive has (i) breached this Agreement and if such breach continues or recurs more than thirty
(30) days after notice from the Company specifying the action which constitutes the breach and demanding its discontinuance, (ii) exhibited willful disobedience of lawful directions of the President or of the Board, or (iii) committed gross malfeasance in performance of Executive's duties hereunder or acts resulting in an indictment charging the Executive with the commission of a felony; provided that the commission of acts resulting in such an indictment shall constitute Cause only if a majority of the directors who are not also subject to any such indictment determine that the Executive's conduct has substantially adversely affected the Company or its reputation. A material failure to perform Executive's duties hereunder that results from the disability of the Executive shall not be considered Cause for Executive's termination.

               (d) Termination by the Executive for Cause. The Executive may terminate employment for Cause immediately upon written notice stating the basis for such termination. "Cause" for termination of employment by the Executive shall only be deemed to exist if (i) Company reduces title of Executive, (ii) Company requires Executive to relocate to Boulder, or (iii) the Company has breached this Agreement and if such breach continues or recurs more than thirty (30) days after notice from the Executive specifying the action which constitutes the breach and demanding its discontinuance, or if the Company is engaged in unlawful activity or requests the Executive to engage in unlawful activity.

            5. Disability. In the event of disability of the Executive during the term hereof, the Company shall, during the continuance of Executive's disability but only for a maximum of 90 days following the determination of disability, pay the Executive the

Executive's then current salary, as provided for in Section 3(a), and adjusted pursuant to Section 3(b), and continue to provide the Executive all other benefits provided hereunder. As used herein, the term "disability" shall mean the complete and total inability of the Executive, due to illness, physical or comprehensive mental impairment, to substantially perform all of Executive's duties as described herein for a consecutive period of thirty (30) days or more.

            6. Death. In the event of the death of the Executive, except with respect to any benefits which have accrued and have not been paid to the Executive hereunder, the provisions of this Agreement shall terminate immediately. The Executive's estate shall have the right to receive compensation due to the Executive as of and to the date of Executive's death and shall have the right to receive an additional amount equal to one-twelfth (1/12th) of the Executive's annual compensation then in effect.

            7. Severance. In the event that the Executive's employment is terminated by the Company other than for Cause or death of the Executive, or in the event there is either a material change in the responsibilities of the Executive or a loss of position within six (6) months after a Change of Control (as defined in Section 12 of this Agreement), or if Executive terminates this Agreement for Cause, the Executive shall be entitled to receive Executive's then current salary and benefits, as provided for in Sections 3(a) and 3(e), payable in semi-monthly installments, for the greater of six (6) months or that number of months which equals the number of years that have elapsed from the initial date of this Agreement until the date of the Executive's termination by the Company; provided, however, that if any of such payments would (i) constitute a "parachute payment" within the meaning of Section 280G of the Intemal Revenue Code of 1986 (the "Code") and (ii) but for this provision, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"); the amount payable hereunder shall be reduced to the largest amount which the Executive determines would not result in any portion of the payments hereunder being subject to the Excise Tax. If the Executive voluntarily resigns Executive's employment hereunder or if Executive's employment is terminated by the Company for Cause, the Executive shall not be entitled to any severance pay or other compensation beyond the date of termination of Executive's employment.

            8. Covenant Not to Compete.

               (a) During the continuance of the Executive's employment hereunder and for a period of twelve (12) months after termination of the Executive's employment hereunder, pursuant to section 4.b or 4.c hereof, the Executive shall not engage in any business which directly competes with the Company or its affiliates anywhere in the United States or Canada during the Executive's employment hereunder or at the time of termination.

               (b) The Executive shall not, for a period of twelve (12) months after termination of the Executive's employment hereunder, pursuant to section 4.b or 4.c hereof, employ, engage or seek to employ or engage for himself or any other person or entities, any individual who is or was employed or engaged by the Company or any of its affiliates until the expiration of six (6) months following the termination of such person's or entity's employment or engagement with the Company or any of its affiliates.

            9. Trade Secrets and Confidential Information. During Executive's employment by the Company and for a period of three (3) years thereafter, the Executive shall not, directly or indirectly, use, disseminate, or disclose for any purpose other than for the purposes of the Company's business, any Confidential Information of the Company or its affiliates, unless such disclosure is compelled in a judicial proceeding. Upon termination of Executive's employment, all documents, records, notebooks, and similar repositories of records containing information relating to any Confidential Information then in the Executive's possession or control, whether prepared by him or by others, shall be left with the Company or, if requested, returned to the Company.

            10. Severability. It is the desire and intent of the undersigned parties that the provisions of Sections 8 and 9 shall be enforced to the fullest extent permissible under the laws in each jurisdiction in which enforcement is sought. Accordingly, if any particular sentence or portion of either Section 8 or 9 shall be adjudicated to be invalid or unenforceable, the remaining portions of such section nevertheless shall continue to be valid and enforceable as though the invalid portions were not a part thereof. In the event that any of the provisions of Section 8 relating to the geographic areas of restriction or the provisions of Sections 8 or 9 relating to the duration of such Sections shall be deemed to exceed the maximum area or period of time which a court of competent jurisdiction would deem enforceable, the geographic areas and times shall, for the purposes of this Agreement, be deemed to be the maximum areas or time periods which a court of competent jurisdiction would deem valid and enforceable in any state in which such court of competent jurisdiction shall be convened.

            11. Injunctive Relief. The Executive agrees that any violation by Executive of the provisions contained in Sections 8 and 9 are likely to cause irreparable damage to the Company, and therefore Executive agrees that if there is a breach or threatened breach by the Executive of the provisions of said sections, the Company shall be entitled to pursue an injunction restraining the Executive from such breach, and Executive will make no objection to the form of relief sought. Nothing herein shall be construed as prohibiting the Company from pursuing any other available remedies for such breach or threatened breach.

            12. Miscellaneous.

                (a) Notices. Any notice required or permitted to be given under this Agreement shall be directed to the appropriate party in writing and mailed or delivered, if to the Company, to eSoft, Inc., to the attention of the President, at 5335-C Sterling Drive, Boulder, Colorado 80301, and if to the Executive, at 958 E Braemere Road, Boise, ID. Notification addresses may be changed with written notice.

                (b) Binding Effect. This Agreement is a personal service agreement and may not be assigned by the Company or the Executive, except that the Company may assign this Agreement to a successor of the Company by merger, consolidation, sale of substantially all of the Company's assets or other reorganization (a "Change of Control"). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, and legal representatives.

                (c) Amendment. This Agreement may not be amended except by an instrument in writing executed by each of the undersigned parties.

                (d) Applicable Law. This Agreement is entered into in the State of Colorado and for all purposes shall be governed by the laws of the State of Colorado.

                (e) Attorney's Fees. In the event either party takes legal action to enforce any of the terms of this Agreement, the unsuccessful party to such action will pay the successful party's reasonable expenses, including attorney's fees, incurred in such action.

                (f) Entire Agreement. This Agreement supersedes and replaces all prior agreements between the parties related to the employment of the Executive by the Company.


                                   SIGNATURES

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the first date mentioned above.


                                  THE COMPANY:


                                  By:
                                     ------------------------------------------
                                  Name:  Jeffrey Finn
                                  Title: Chief Executive Officer


                                  THE EXECUTIVE:


                                  By:
                                     ------------------------------------------
                                         Tom Loutzenheiser